SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 1, 2003

THE ARISTOTLE CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	0-14669	06-116854
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

96 Cummings Point Road, Stamford, CT	06902
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (203) 358-8000

(Former name or former address, if changed since last report)

Page 1 of 2 Pages

Item 12. Disclosure of Results of Operations and Financial Condition.

On August 1, 2003, The Aristotle Corporation issued a press release announcing financial results for the quarter ended June 30, 2003, a copy of which is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ARISTOTLE CORPORATION
(Registrant)

By: /s/ H. William Smith

Name: H. William Smith
Title: Vice President, General Counsel
           and Secretary

Date: August 5, 2003

EXHIBITS

Exhibit 99.1   Press release issued August 1, 2003.

For Immediate Release   News Release

Contacts:
Bill Smith or Dean Johnson
The Aristotle Corporation
Phone: (203) 358-8000 or (920) 563-2446
Fax: (203) 358-0179 or (920) 563-0234
wsmith@ihc-geneve.com
int@enasco.com

The Aristotle Corporation Announces
2003 Second Quarter Results

Stamford, CT, August 1, 2003 - The Aristotle Corporation (NASDAQ: ARTL; ARTLP) announced today its results of operations for the second quarter of 2003. For financial reporting purposes, the merger of Nasco International, Inc. into The Aristotle Corporation ("Aristotle") on June 17, 2002 was accounted for as a reverse merger. As a result, the historical financial information for the periods up to June 17, 2002 is that of Nasco, and for the periods after June 17, 2002 is that of Aristotle.

For the three months ended June 30, 2003, net revenue was $43.0 million versus $43.3 million in the second quarter of 2002, while gross profit margins improved to 37.8% from 35.4%. Earnings before income taxes and extraordinary gain increased to $5.5 million from $4.8 million, and earnings before extraordinary gain increased to $3.3 million, compared to $2.8 million in the same quarter last year. Net income applicable to common shareholders in the second quarter of 2003 was $1.2 million or $.07 per common share, which includes the accretion of $2.2 million of preferred dividends on the Series I and Series J preferred stocks issued on June 17, 2002, $1.4 million of expense related to the non-cash provision for Federal income taxes and $0.2 million related to the non-cash provision for stock option expense. For the 2002 second quarter, net income applicable to common shareholders was $22.8 million, or $1.49 per common share; in that quarter, $0.3 million in preferred dividends had accreted because preferred shares were issued on June 17, 2002, the tax provision included $0.3 million related to the non-cash provision for Federal income taxes, and less than $0.1 million related to the non-cash provision for stock option expense. In the 2002 period, an extraordinary gain of $20.2 million ($1.33 per share) was also recorded, which primarily resulted from the recognition through purchase accounting of $30.7 million of tax benefits, partially offset by the elimination of Aristotle's pre-merger goodwill and long-term assets of $8.3 million.

For the six months ended June 30, 2003, net revenue was $78.4 million versus $77.8 million in the first six months of 2002. Gross profit margins improved to 37.6% from 35.4% in the prior year. Earnings before income taxes and extraordinary gain increased to $8.7 million from $7.1 million, and earnings before extraordinary gain increased to $5.3 million, compared to $4.3 million in the same year-to-date period last year. Net income applicable to common shareholders in the first six months of 2003 was $1.0 million or $.06 per common share, which includes the accretion of $4.3 million of preferred dividends on the Series I and Series J preferred stocks issued on June 17, 2002, $2.4 million of expense related to the non-cash provision for Federal income taxes and $0.3 million related to the non-cash provision for stock option expense. For the 2002 first six-month period, net income applicable to common shareholders was $24.2 million, or $1.60 per common share; in that period, $0.3 million in preferred dividends had accreted because preferred shares were issued on June 17, 2002, the tax provision included $0.3 million related to the non-cash provision for Federal income taxes, and less than $0.1 million related to the non-cash provision for stock option expense. The 2002 period also included the $20.2 million ($1.34 per share) extraordinary gain referred to above.

"While second quarter revenues experienced the continuing influence of state budget deficits in its educational segment, and difficult national and international economic conditions in its commercial segment, your Company has improved its gross profit margin by 240 basis points through creative product development, comprehensive product selections and effective purchasing practices," noted Steven B. Lapin, Aristotle's President and Chief Operating Officer. "Positively impacted by diligent and appropriate operating cost controls, earnings before the extraordinary gain improved 18% compared to last year's second quarter. 2003's second quarter earnings were aided by the full-period impact of Simulaids versus last year and the successful fulfillment by our Spectrum group of a significant tender from Ontario, Canada, offset, however, by an extraordinary increase in employee health insurance costs funded by your Company, and expected seasonal losses at Haan Crafts which was acquired at the end of May 2003. Although the state, national and international economic environment has yet to stabilize, management's commitments to high quality products, responsive customer service and maximum operating efficiencies remain firm."

"Cash flow from operations improved $1.8 million in the first six months of 2003 compared to the same period last year," stated Dean T. Johnson, Aristotle's Chief Financial Officer. "The improvement in cash flow from operations is attributable primarily to the growth in earnings from operations and the utilization of Federal net operating tax loss carryforwards. Aristotle's June 30, 2003 balance sheet reflects Federal net operating tax loss carryforwards as a $25.2 million element of the $26.6 million deferred tax asset."

About Aristotle

The Aristotle Corporation, founded in 1986, and headquartered in Stamford, CT, is a leading manufacturer and global distributor of educational, health and agricultural products. A selection of over 80,000 items is offered, primarily through catalogs carrying the brand of Nasco (founded in 1941), as well as those bearing the brands of Simulaids, Triarco, Summit Learning, Hubbard Scientific, Scott Resources, Spectrum Educational Supplies, Haan Crafts and To-Sew. Products include educational materials and supplies for substantially all K-12 curricula, molded plastics, biological materials and items for the agricultural, senior care and food industries. Aristotle has approximately 800 employees at its operations in Fort Atkinson, WI, Modesto, CA, Fort Collins, CO, Plymouth, MI, Woodstock, NY, Chippewa Falls, WI, Otterbein, IN and Newmarket, Ontario, Canada.

There are approximately 17 million shares outstanding of Aristotle common stock (NASDAQ: ARTL) and 1 million shares outstanding of 11%, cumulative, convertible, voting, Series I preferred stock (NASDAQ: ARTLP); there are also approximately 11 million privately-held shares outstanding of 12%, cumulative, non-convertible, non-voting shares of Series J preferred stock. Aristotle has about 4,000 shareholders of record.

Further information about Aristotle can be obtained on its website, at www.aristotlecorp.net.

<u>Safe Harbor under Private Securities Litigation Reform Act of 1995</u>

To the extent that any of the statements contained in this release are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Aristotle cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: (i) the ability of Aristotle to obtain financing and additional capital to fund its business strategy on acceptable terms, if at all; (ii) the ability of Aristotle on a timely basis to find, prudently negotiate and consummate additional acquisitions; (iii) the ability of Aristotle to manage any to-be acquired companies; (iv) the ability of Aristotle to retain and utilize its Federal net operating tax loss carryforward position; and (v) general economic conditions. As a result, Aristotle's future development efforts involve a high degree of risk. For further information, please see Aristotle's filings with the Securities and Exchange Commission, including its Forms 10-K, 10-Q and 8-K.

_____

Reference is also made to the risk factors set forth in Aristotle's final prospectus dated May 15, 2002 which was filed in connection with the merger with Nasco International, Inc.

THE ARISTOTLE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,	
		2003	**2002**	**2003**	**2002**
Net sales	$	42,961	43,322	78,402	77,851
Cost of sales		26,734	27,987	48,937	50,264
Gross profit		16,227	15,335	29,465	27,587
Selling and administrative expense		10,332	10,053	20,118	19,518
Earnings from operations		5,895	5,282	9,347	8,069
Other expense (income):					
Interest expense		371	508	679	966
Other, net		(6)	8	(55)	(17)
		365	516	624	949
Earnings before income taxes and extraordinary gain		5,530	4,766	8,723	7,120
Income taxes:					
Current		770	1,610	979	2,512
Deferred		1,414	330	2,446	330
		2,184	1,940	3,425	2,842
Earnings before extraordinary gain		3,346	2,826	5,298	4,278
Extraordinary gain		-	20,237	-	20,237
Net earnings		3,346	23,063	5,298	24,515
Preferred dividends		2,150	306	4,300	306
Net earnings applicable to common shareholders	$	1,196	22,757	998	24,209
Basic earnings per common share:					
Earnings before extraordinary gain, applicable to common shareholders	$	0.07	0.16	0.06	0.26
Extraordinary gain		-	1.33	-	1.34
Net earnings applicable to common shareholders	$	0.07	1.49	0.06	1.60
Diluted earnings per common share:					
Earnings before extraordinary gain, applicable to common shareholders	$	0.07	0.16	0.06	0.26
Extraordinary gain		-	1.31	-	1.31
Net earnings applicable to common shareholders	$	0.07	1.47	0.06	1.57
Weighted average common shares outstanding:					
Basic		17,031,687	15,290,241	17,031,687	15,145,922
Diluted		17,120,547	15,518,106	17,144,852	15,373,787

THE ARISTOTLE CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

Assets		June 30, 2003 (unaudited)	December 31, 2002
Current assets:			
Cash and cash equivalents	$	8,850	11,299
Accounts receivable, net		19,152	12,452
Inventories		34,705	27,941
Prepaid expenses and other		6,102	7,766
Deferred income taxes		7,251	7,251
Total current assets		76,060	66,709
Property, plant and equipment, net		17,126	9,153
Goodwill		10,908	7,008
Deferred income taxes		19,315	21,761
Other assets		333	430
Total assets	$	123,742	105,061
Liabilities and Stockholders' Equity			
Current liabilities:			
Current installments of long-term debt	$	10,560	9,108
Trade accounts payable		12,216	5,522
Accrued expenses		3,798	3,979
Accrued dividends payable		2,150	2,150
Income taxes		690	1,005
Total current liabilities		29,414	21,764
Long-term debt, less current installments		37,463	27,579
Stockholders' equity:			
Preferred stock, Series I, convertible, voting, 11% cumulative, $6.00 stated value; $.01 par value; 2,400,000 shares authorized, 1,046,716 shares issued and outstanding		6,280	6,280
Preferred stock, Series J, non-voting, 12% cumulative, $6.00 stated value; $.01 par value; 11,200,000 shares authorized, 10,984,971 shares issued and outstanding		65,760	65,760
Common stock, $.01 par value; 20,000,000 shares authorized, 17,031,687 shares issued and outstanding		170	170
Additional paid-in capital		512	251
Accumulated deficit		(15,626)	(16,624)
Accumulated other comprehensive loss		(231)	(119)
Total stockholders' equity		56,865	55,718
Total liabilities and stockholders' equity	$	123,742	105,061